UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38237

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis
Singapore 138522
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement of Sea Limited on Form F-3 filed on March 1, 2019 (File No. 333-230021) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEA LIMITED

By:	/s/ Forrest Xiaodong Li
Name:	Forrest Xiaodong Li
Title:	Chairman and Group Chief Executive Officer

Date: December 15, 2020

    EXHIBIT INDEX

Exhibit 1.1 — Underwriting Agreement, dated December 10, 2020, among Sea Limited, Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities LLC

Exhibit 5.1 — Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A ordinary shares being registered

Exhibit 23.1 — Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)